EXHIBIT 99.8

KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone Fax Internet	(604) 691-3000 (604) 691-3031 www.kpmg.ca

Consent of Independent Registered Public Accounting Firm

To the Board of Directors of Westport Innovations Inc.:

We consent to the inclusion in this annual report on Form 40-F of:

•

our Independent Auditors’ Report of Registered Public Accounting Firm dated February 28, 2012 on the consolidated balance sheets of Westport Innovations Inc. (“the Company”) as at December 31, 2011 and March 31, 2011, and the consolidated statements of operations, comprehensive income (loss), shareholders’ equity and cash flows for the nine-month period ended December 31, 2011 and for the years ended March 31, 2011 and March 31, 2010

•	our Report of Independent Registered Public Accounting Firm dated February 28, 2012 on the Company’s internal control over financial reporting as of December 31, 2011 each of which is incorporated by reference in this annual report on Form 40-F of the Company for the fiscal year ended December 31, 2011.

We also consent to the incorporation by reference of such reports in the registration statements (No. 333-168847) on Form S-8 and (No. 333-178714) on Form F-10 of the Company

/s/ KPMG LLP

Chartered Accountants

February 28, 2012 Vancouver, Canada

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.